Exhibit 99.2

MEDIA RELEASE

14th September 2005

Moscow & London

FOR IMMEDIATE RELEASE

VimpelCom Shareholders vote in favor of

expansion into Ukraine

VimpelCom’s shareholders have agreed overwhelmingly with management’s proposals to expand into Ukraine by voting in favor of the company’s acquisition of the Ukrainian telecommunications company Ukraine Radio Systems (“URS”). The vote was passed today in Moscow at an Extraordinary General Meeting (“EGM”) of VimpelCom’s Shareholders.

The EGM had been called by Alfa Telecom to give all shareholders a direct and final say about the proposed expansion into Ukraine. Previously the decision had been blocked by Telenor’s representatives on the VimpelCom board of directors due to its existing majority interest in Kyivstar and the blatant conflict of interest that shareholding represented.

The shareholder vote at the EGM, which according to VimpelCom’s Charter is no longer subject to approval of the board of directors, provides all requisite corporate approvals regarding the acquisition. The management of VimpelCom are now authorized to pursue their stated and long overdue goal of expanding into the Ukraine.

Chief Executive of Alfa Telecom, Alexey Reznikovich, said: “This is great news for VimpelCom and at long last gives the company the freedom to expand and grow its business in Ukraine. We have always maintained that the acquisition of URS is a great value-creating opportunity for VimpelCom and are glad that a large majority of shareholders agree with us.”

Reznikovich added: “This vote is the final word on whether VimpelCom should acquire URS and VimpelCom’s management now has the power to conclude the deal. It has been disappointing that Telenor has consistently frustrated management’s wishes and seen fit to argue against the clear business logic of this acquisition for all shareholders. We need to set aside our differences and focus on developing value in the business. This is done and we now think it only right that Telenor gets behind management and supports their recommendations with words and actions. It needs to resolve its own conflicts of interest in the Ukraine and move on.”

Notes to Editor

•	The decision to acquire URS required 50% + 1 share of all outstanding shares to be voted in favor of the expansion. That requirement was satisfied. Indeed, not including the votes of Alfa Telecom or Telenor, 89% of shareholders who voted in this EGM, voted their shares in favor of the deal. Telenor own 26.6% of voting shares whilst Alfa Telecom owns a total voting share of 32.9%.

•	Alfa Telecom reiterates the sound business logic of the deal. URS is Ukraine’s third national operator, under the Wellcom brand, holding one of the three GSM-900/1800 license combinations in Ukraine and a nationwide network of approximately 750 base stations. URS’s licenses for GSM-900 cellular services in Ukraine and all necessary permits to use radio frequencies are in full force and effect. URS has also received a written notice from the relevant regulatory authorities in Ukraine that they are prepared to issue to URS the GSM-1800 license upon payment of the required license fee. URS controls approximately 23% of all frequencies (GSM-900/1800) in Ukraine, while 34% is controlled by Kyivstar, 29% by UMC, and 14% by other companies.

•	Ukraine’s population is approximately 48 million, the GDP growth is significant (9% per year average over the last four years and 12% in 2004), and the penetration of the mobile telecommunications market equals approximately 34% and is projected to be over 80% in 2007. The Ukrainian market has recently indicated strong growth (2.2 million and 3.3 million new subscribers in the third and fourth quarters of 2004, respectively, and 2.22 million new customers in the first quarter of 2005).

•	According to an option agreement signed on 18 February 2005, between the sellers of URS and VimpelCom’s management, the asking price has been set at $206.5m. The transaction also involves the assumption of approximately $23.5m in debt on URS’s balance sheet. In addition, according to the option agreement, VimpelCom is obliged to reimburse the owners of URS for any investments made in URS from the time of the signing the option agreement until the moment of closing the acquisition. The reimbursements cannot, however, exceed $18m.

•	The transaction offers an estimated ROIC (return on investment capital) of 13-25% and an IRR (internal rate of return) of 14%. The acquisition will significantly increase the projected net earnings growth rate over the forecasted period (CAGR - compound annual growth rate - of 16.1% versus the currently projected 12.4%).

•	VimpelCom has said that the asking price is based on the value of the company’s equipment and development network, which are valued at $100m, as well as on the $107m value of the licenses in the possession of URS.

•	As explained in the meeting notice, as VimpelCom’s board of directors has been unable to determine the price as required prior to Article 83(7) of the JSC Law, Alfa (Eco) Telecom has, pursuant to Article 55(8) of the same law, determined the price for consideration and shareholder approval.

For Further information, please contact:

Michael Phillips, APCO UK, on +44 207 526 3608 or +44 7074 038 205

Simon Whitehead, APCO UK, on +44 207 526 3602 or +44 7881 783 372

2